EXHIBIT 21.1

Subsidiaries of NeoStem, Inc.(1)	Jurisdiction of Incorporation/Organization
NeoStem Therapies, Inc.	Delaware
Stem Cell Technologies, Inc.	Florida
NeoStem (China), Inc.	People’s Republic of China
CBH Acquisition LLC	Delaware
China Biopharmaceuticals Holdings, Inc.(2)	Delaware
Suzhou Erye Pharmaceuticals Company Ltd.(2)	People’s Republic of China
Progenitor Cell Therapy, LLC	Delaware
PCT Allendale, LLC(3)	New Jersey
DomaniCell, LLC(3)	Delaware
Athelos Corporation(4)	Delaware

(1)	Unless otherwise specified, each entity listed in the chart is a wholly-owned direct subsidiary of NeoStem, Inc.
(2)	China Biopharmaceuticals Holdings, Inc. is a wholly-owned subsidiary of CBH Acquisition LLC and holds the 51% interest in Suzhou Erye Pharmaceutical Company Ltd. (“Erye”). Suzhou Erye Economy and Trading Co. Ltd. owns the remaining 49% interest in Erye.
(3)	This entity is a wholly-owned subsidiary of Progenitor Cell Therapy, LLC.
(4)	Progenitor Cell Therapy, LLC holds an 80% interest in this entity.